03013330

SECURITIES [AND EXCHANGE COMM]ISSION
Washington, D.C.

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SEC FILE NUMBER
8-40572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH, D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Planned Futures, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1712 South 10th Street

(No. and Street)

Saint Louis, MO 63104

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael A.J. Luck 314-436-5200

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor, P.C.

(Name — *if individual, state last, first, middle name*)

222 South Central, Ste 506 Clayton, MO 63105

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A.J. Luck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLanned Futures, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

Joyce Feegle

JOYCE FEEGLE
Notary Public – Notary Seal
State of Missouri
County of St. Louis
My Commission Expires Aug 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 19, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Sherry Lawrence

Dear Sirs:

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A computation of Net Capital.
3. A reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all the filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Sarah S. Taylor

Sarah S. Taylor

Enclosures

Cc: SEC
Principal Office
450 5th Street, N.W.
Washington, DC 20549

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 19, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Sherry Lawrence

Dear Sir:

We have audited the balance sheet of Planned Futures, Inc. as of December 31, 2002 and the related statements of income and retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Planned Futures, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances

2. Nothing came our attention as a result of the foregoing procedures, however, that caused us to believe that:

   (i) the annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   (ii) any material inadequacies existed.

Yours truly,

Sarah S. Taylor

Sarah S. Taylor

Cc: SEC
Principle Office
450 5th Street. N.W.
Washington, DC 20549

Planned Futures, Inc
Computation of Net Capital
December 31, 2002

Total Ownership Equity from Statement on Financial Condition	$ 26,188
Deductions:	
Total Non-allowable Assets:	
Property & Equipment - Net	-
Net Capital Before Haircuts on Securities Positions	26,188
Haircuts on Securities:	
Other Securities - 15%	(3,928)
Net Capital	$ 22,260

Planned Futures, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2002

Total Ownership Equity from Statement of Financial Position - Unaudited	$ 26,188
Adjustments: Increase (Decrease)*	-
Total Ownership Equity from Statement of Financial Position - Audited	26,188
Total Non-allowable Assets - Audited Property & Equipment - Net	-
Net Capital Before Haircuts on Securities Positions	26,188
Haircuts on Securities: Other Securities - 15% Trading on Investment Securities	(3,928)
Net Capital	$ 22,260

*Adjustments Detail	
Unrecorded Dividend & Capital Gain Income	208
Unrecorded Unrealized Loss on Marketable Securities	9,368
Record Adjustment to Record Dividends & Capital Gains	(208)
Record Adjustment to Correct Unrealized Gains	(9,368)
	$ -

PLANNED FUTURES, INC.
FINANCIAL STATEMENT
DECEMBER 31, 2002

CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accountants

?22 SOUTH CENTRAL AVENUE
SUITE 506
T. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

The Board of Directors
Planned Futures, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Planned Futures, Inc. as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Planned Futures, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor P.C.

February 19, 2003

Planned Futures, Inc.
Balance Sheet
December 31, 2002

ASSETS

Current Assets:	
Cash	$ 486
Total Current Assets	486
Investments:	
Marketable Securities	27,209
Total Investments	27,209
Property and Equipment, at Cost:	
Furniture & Fixtures	1,064
Less: Accumulated Depreciation	(1,064)
Total Property and Equipment, Net	-
Total Assets	$ 27,695

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities:	
Due to Stockholder	$ 1,507
Total Current Liabilities	1,507
Stockholder's Equity:	
Common Stock, Par Value $1.00	
Shares Authorized - 7,500	
Shares Issued & Outstanding - 500	500
Additional Paid-In-Capital	16,068
Retained Earnings	9,620
Total Stockholder's Equity	26,188
Total Liabilities & Stockholder's Equity	$ 27,695

The accompanying notes are an integral part of the financial statements.

Planned Futures, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2002

Revenue:	
Commisions Earned	$ 20,237
Operating Expenses:	
Commissions Paid	16,227
Accounting and Legal	750
Dues and Subscriptions	296
Insurance Expense	1,131
Office Expense	788
Permits and Licenses	260
Postage and Freight	197
Outside Services	113
Bank Charges	280
Total Operating Expenses	20,042
Operating Income (Loss)	195
Other Income:	
Dividend Income	128
Capital Gains	80
Net Unrealized Gain (Loss) on Marketable Securities	(9,368)
Total Other Income	(9,160)
Net Loss	(8,965)
Retained Earnings, Beginning of Year	18,585
Retained Earnings, End of Year	$ 9,620

The accompanying notes are an integral part of the financial statements.

Planned Futures, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flow from Operating Activities:	
Net Loss	$ (8,965)
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Unrealized (Gain) Loss on Investments	9,368
Net Cash Provided (Used) by Operating Activities	403
Cash Flow from Investing Activities:	
Purchase of Investments	(208)
Net Cash Provided (Used) by Investing Activities	(208)
Net Increase (Decrease) in Cash	195
Cash Balance at Beginning of year	291
Cash Balance at End of Year	$ 486

Supplemental Disclosure of Cash Flow Information

Cash Paid during the Year for Income Taxes	$ -
Cash Paid during the Year for Interest	$ -

The accompanying notes are an integral part on the financial statements.

Planned Futures, Inc.
Notes to Financial Statements
December 31, 2002

1) Summary of Significant Accounting Policies:

Nature of Business.
Planned Futures, Inc. is a Missouri corporation organized for the purpose of investing for and advising clients in investing.

Accounting Method.
The corporation uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amount and disclosures. Accordingly, actual results could differ from estimates.

Cash and Cash Equivalents.
For the statement of cash flows, the corporation includes cash on deposit, cash on hand, money market funds (if any) and certificates of deposits with original maturities less than three months (if any) to be cash equivalents.

Property and Equipment.
Property and equipment are stated at cost. Depreciation is computed as prescribed by statutory regulations. Expenditures for major renewals and betterment's that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation expense for the year ended December 31, 2002 was $0.

2) Income Taxes:
The corporation files as an "S" corporation for federal income tax purposes. The corporation's net income is taxed at the stockholder level rather than at the corporate level for federal income tax purposes, thus, no provision for federal or state income taxes has been made.

3) Investments:
Investments are classified as trading as of December 31, 2002. Investments consist of the following:

	Cost	Market Value
Pioneer Funds	$ 11,277	$ 7,180
Van Kampen American Capital Funds	31,485	20,029
	$ 42,762	$ 27,209